FRANKLIN OGELE

Attorney at Law
One Gateway Center, Suite 2600
Newark, NJ 07102
Email: fogele@msn.com

Phone (973) 277 4239   *Bar Admissions*
Fax (862) 772 3985   *New York and New Jersey*

November 7, 2016

Laura Nicholson, Esq.
Special Counsel
Office of Transportation and Leisure
United States Securities and
Exchange Commission
Washington, DC 20549

Attn: John Stickel, Esq.

Re: Alliance Freight Lines, Inc.
        Offering Statement on Form 1-A
        Filed on July 1, 2016/ File No. 024-10578

Ladies/Gentlemen:

Alliance Freight Lines, Inc. ("Alliance" or "Registrant") hereby acknowledges receipt of the Staff letter of October 12, 2016, (the "Staff Comment Letter").

Alliance has revised the Offering Statement on Form 1A to reflect that Alliance has voided the proposed Letter of Intent with Vlad & Brother ("Vlad") and does not intend to proceed with the proposed acquisition and/or merger with Vlad any longer. To the contrary, Alliance will operate a standalone trucking business.

I believe the revised Form 1-A addresses all matters relating to the proposed Vlad merger and conversion raised in the Staff letter. The details of the Use of Proceeds are also addressed on page 23.

I have attached to this letter the full revised Form 1A..

Finally, a revised Opinion of Counsel is provided on Edgar.

Yours very truly,

/s/ Franklin I. Ogele

Franklin I. Ogele